02034208

MANPA

Rule 12g3-2 (b) File N° 82-4240

Caracas, may 13th , 2002

RECEIVED MAY 15 2002 SEC MAIL PROCESSING SECTION WASH. D.C. 155

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention: Special Counsel
Office of International Corporate Finance

SUPPL

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

PROCESSED
MAY 21 2002
THOMSON FINANCIAL

Very truly yours,

Leticia Level
Corporate Treasurer
llevel@manpa.com.ve
Fax N° 58-212-901-23-17

Enclosures:

- ✓ Manufacturas de Papel, C.A. (MANPA) S.A.C.A. Interim Consolidated Financial Statements as of March 31, 2002 (Expressed in Historic and Restated Bolivars as of March 31, 2002) (English).

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUDSIDIARIES

RESTATED CONSOLIDATED BALANCE SHEET
For the period
Between January 1st and March 31th
INTERIM
(Expressed in Constants Thousands of Bolivars of March 31th, 2002)

	1rd Quarter 2002	1rd Quarter 2001
ASSETS		
CURRENT ASSETS		
Cash and Temporary Investments	9.801.713	10.487.271
Accounts Receivable, Trade	28.721.713	36.790.026
Other Accounts Receivable	3.053.065	13.911.580
Inventories	26.954.750	28.386.569
Prepaid Expenses	295.554	263.084
Advances to Suppliers	1.822.536	1.484.632
TOTAL CURRENT ASSETS	**70.649.331**	**91.323.162**
Investments	20.214.004	15.216.885
FIXED ASSETS	**269.406.446**	**279.454.979**
Other Assets	1.336.189	12.575.437
TOTAL ASSETS	**361.605.970**	**398.570.463**

Juan Antonio Lovera
Vicepresident of Finance

Maria Alejandra Maguhn
Corporate Controller

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUDSIDIARIES

RESTATED CONSOLIDATED BALANCE SHEET
For the period
Between January 1st and March 31th
INTERIM
(Expressed in Constants Thousands of Bolivars of March 31th, 2002)

	1rd Quarter 2002	1rd Quarter 2001
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Banks and Trade Loans	7.650.000	5.761.218
Current Portion of Long Term Debt	6.641.806	19.391.114
Accounts Payable Trade	22.029.325	30.396.314
Other Accounts Payable	3.425.508	2.547.089
Dividends Payable	255.677	132.729
Other Current Liabilities	3.281.091	3.595.183
TOTAL CURRENT LIABILITIES	**43.283.407**	**61.823.647**
TAXES PAYABLE		
Taxes Payable	2.325.273	2.721.938
LONG TERM LIABILITIES		
Long Term Loans	2.812.500	14.351.351
Employee Termination Benefits and Other Provisions	6.122.632	5.464.782
Other Liabilities	1.292.636	12.866.817
TOTAL LONG TERM LIABILITIES	**10.227.768**	**32.682.950**
TOTAL LIABILITIES	**55.836.448**	**97.228.535**
STOCKHOLDERS' EQUITY	**305.769.522**	**301.341.928**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**361.605.970**	**398.570.463**

Juan Antonio Lovera
Vicepresident of Finance

Maria Alejandra Maguhn

Maria Alejandra Maguhn
Corporate Controller

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUDSIDIARIES

RESTATED CONSOLIDATED STATEMENTS OF INCOME

For the period
Between January 1st and March 31th
INTERIM
(Expressed in Constants Thousands of Bolivars of March 31th, 2002)

	1rd Quarter 2002	1rd Quarter 2001
Net Sales	42.073.804	44.720.128
COSTS AND OPERATING EXPENSES		
Cost of Sales	23.934.227	31.030.554
General and Administrative Expenses	2.349.177	2.231.165
Selling Expenses	5.803.677	5.270.326
TOTAL OPERATING EXPENSES	**32.087.081**	**38.532.045**
EARNING BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (EBITDA)	**9.986.723**	**6.188.083**
Depreciation and Amortization	3.878.026	3.503.116
OPERATING INCOME	**6.108.697**	**2.684.967**
OTHER INCOME/(EXPENSES)		
Other Incomes/(Expenses), net	-2.841.897	396.375
INTEGRAL FINANCING INCOME (COST)		
Interest Expenses	134.775	384.994
Interest Income	-2.610.093	-3.085.273
Exchange differences, net	27.281	-1.091.175
Monetary gain	545.771	1.373.873
TOTAL INTEGRAL FINANCING INCOME (COST)	**-1.902.266**	**-2.417.581**
INCOME BEFORE TAXES	**1.364.534**	**663.760**
Provision for Taxes	745.621	539.251
NET INCOME	**618.913**	**124.509**

Juan Antonio Lovera
Vicepresident of Finance

Maria Alejandra Maguhn

Maria Alejandra Maguhn
Corporate Controller

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUDSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD BETWEEN JANUARY 1st AND MARCH 31th OF THE YEAR 2002
RESTATED FOR INFLATION EXPOSURE AS OF MARCH 31th, 2002
(Stated in Thousands of Bolivars)

	Capital stock	Updating of capital stock	Net clearing result solely for future increases of capital stock	Foreing currency translation adjustments from oveseas subsidiary	Retained earnings		Result from nonmonetary asset holdings	Total stockholders' equity
					Legal reserve	Undistributed		
BALANCE AT DECEMBER 31, 2000	22.940.094	51.599.600	128.021.288	200.063	7.453.969	33.801.414	35.229.537	279.245.965
Net Income	-	-	-	-	-	618.913	-	618.913
Cash Dividends	-	-	-	-	-	(4.781.130)	-	(4.781.130)
Results from nonmonetary assets holdings	-	-	-	-	-	-	30.685.774	30.685.774
BALANCE AT MARCH 31, 2002	22.940.094	51.599.600	128.021.288	200.063	7.453.969	29.639.197	65.915.311	305.769.522

Juan Antonio Lozera
Vicepresident of Finance

Maria Alejandra Maguhn
Corporate Controller

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUDSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD BETWEEN JANUARY 1st AND MARCH 31th OF THE YEAR 2001
RESTATED FOR INFLATION EXPOSURE AS OF MARCH 31th, 2002
(Stated in Thousands of Bolivars)

	Capital stock	Updating of capital stock	Net clearing result solely for future increases of capital stock	Foreing currency translation adjustments from oveseas subsidiary	Retained earnings Legal reserve	Retained earnings Undistributed	Result from nonmonetary asset holdings	Total stockholders' equity
BALANCE AT DECEMBER 31, 1999	22.940.094	58.931.151	140.613.164	189.031	8.187.124	37.463.707	60.999.480	329.323.751
Net Income	-	-	-	-	-	124.509	-	124.509
Cash Dividends	-	-	-	-	-	-	-	-
Results from nonmonetary assets holdings	-	-	-	-	-	-	(28.106.332)	(28.106.332)
BALANCE AT MARCH 31, 2001	22.940.094	58.931.151	140.613.164	189.031	8.187.124	37.588.216	32.893.148	301.341.928

Juan Antonio Lovera
Vicepresident of Finance

Maria Alejandra Maguhn
Corporate Controller

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUDSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIOD BETWEEN JANUARY 1st AND MARCH 31th
INTERIM
(Expresed in Constants Thousands of Bolivars of March 31th, 2002)

	2002	**2001**
OPERATING ACTIVITIES:		
Net income	618.913	124.509
Adjustment to reconcile net income with net cash provided from operating activities:		
Minoritary interests, net	261.527	294.098
Monetary gain	(545.771)	(1.373.873)
Depreciation	3.765.593	3.269.168
Accrual for termination benefits	2.815.345	2.765.723
Loss on sales on investments	2.046.345	3.048.813
Changes in current assets and liabilities	4.871.858	(6.957.111)
Deferred charges and other assets	(26.245)	1.124.000
Payment of termination benefits	(2.666.371)	(2.622.216)
Other liabilities and deferred credits	(4.642)	(122.570)
Net cash provided by (used in) operating activities	11.136.552	(449.459)
INVESTING ACTIVITIES:		
Sale Forestry proyect, net	-	19.161.396
Additions to property, plant and equipment, net	(433.922)	-
Disposal of assets	703.710	(8.624.182)
Net cash provided by (used in) investing activities	269.788	10.537.214
FINANCING ACTIVITIES:		
Decrease in short-term banks loans and overdrafts	7.650.000	4.673.576
Decrease in long-term loans	(12.233.966)	(14.749.185)
Dividends paid	(4.781.130)	-
Net cash used in financing activities	(9.365.096)	(10.075.609)
NET INCREASE IN CASH AND CASH EQUIVALENTS	2.041.244	12.146
CASH AND CASH EQUIVALENTS		
AT BEGINING OF THE PERIOD	7.760.469	10.475.125
AT END OF THE PERIOD	9.801.713	10.487.271

Juan Antonio Lovera
Vicepresident of Finance

María Alejandra Maguhn

María Alejandra Maguhn
Corporate Controller

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUDSIDIARIES

COMPLEMENTARY INFORMATION
HISTORIC CONSOLIDATED BALANCE SHEET
For the period
Between January 1st and March 31th
INTERIM
IN HISTORIC VALUES
(Expressed in Thousands of Bolivars)

	1rd Quarter 2002	1rd Quarter 2001
ASSETS		
CURRENT ASSETS		
Cash and Temporary Investments	9.801.713	8.919.577
Accounts Receivable, Trade	28.721.713	31.290.455
Other Accounts Receivable	3.053.065	11.832.002
Inventories	24.277.087	23.133.666
Prepaid Expenses	291.188	190.490
Advances to Suppliers	1.812.436	1.259.888
TOTAL CURRENT ASSETS	**67.957.202**	**76.626.078**
Investments	3.396.102	1.308.113
FIXED ASSETS	**37.664.035**	**39.918.230**
Other Assets	1.336.189	10.695.593
TOTAL ASSETS	**110.353.528**	**128.548.014**

Juan Antonio Lovera
Vicepresident of Finance

María Alejandra Maguhn

María Alejandra Maguhn
Corporate Controller

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUDSIDIARIES

COMPLEMENTARY INFORMATION
HISTORIC CONSOLIDATED BALANCE SHEET
For the period
Between January 1st and March 31th
INTERIM
IN HISTORIC VALUES
(Expressed in Thousands of Bolivars)

	1rd Quarter 2002	1rd Quarter 2001
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Banks and Trade Loans	7.650.000	4.900.000
Current Portion of Long Term Debt	6.641.806	16.492.426
Accounts Payable Trade	22.029.325	25.852.509
Other Accounts Payable	3.425.508	2.166.336
Dividends Payable	255.677	112.888
Other Current Liabilities	3.380.975	3.160.420
TOTAL CURRENT LIABILITIES	**43.383.291**	**52.684.579**
TAXES PAYABLE		
Taxes Payable	2.325.273	2.315.048
LONG TERM LIABILITIES		
Long Term Loans	2.812.500	12.206.034
Employee Termination Benefits and Other Provisions	6.122.632	4.647.877
Other Liabilities	10.116.879	11.159.004
TOTAL LONG TERM LIABILITIES	**19.052.011**	**28.012.915**
TOTAL LIABILITIES	**64.760.575**	**83.012.542**
STOCKHOLDERS' EQUITY	**45.592.953**	**45.535.472**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**110.353.528**	**128.548.014**

Juan Antonio Lovera
Vicepresident of Finance

María Alejandra Maguhn
Corporate Controller

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUDSIDIARIES

COMPLEMENTARY INFORMATION
HISTORIC CONSOLIDATED STATEMENTS OF INCOME
For the period
Between January 1st and March 31th
INTERIM
IN HISTORIC VALUES
(Expressed in Thousands of Bolivars)

	1rd Quarter 2002	1rd Quarter 2001
Net Sales	40.856.114	39.684.024
COSTS AND OPERATING EXPENSES		
Cost of Sales	23.126.710	26.195.443
General and Administrative Expenses	2.258.002	1.673.108
Selling Expenses	5.594.457	5.083.415
EARNING BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (EBITDA)	**9.876.945**	**6.732.058**
Depreciation and Amortization	1.286.141	1.242.096
OPERATING INCOME	**8.590.804**	**5.489.962**
OTHER INCOME/(EXPENSES)		
Other Incomes/(Expenses), net	-1.271.992	13.438.841
INTEGRAL FINANCING INCOME (COST)		
Interest Expenses	129.629	430.717
Interest Income	-2.542.903	-2.105.790
Exchange differences, net	23.772	-383.917
TOTAL INTEGRAL FINANCING INCOME (COST)	**-2.389.502**	**-2.058.990**
INCOME BEFORE TAXES	**4.929.310**	**16.869.813**
Provision for Taxes	725.842	701.981
NET INCOME	**4.203.468**	**16.167.832**

Juan Antonio Lovera
Vicepresident of Finance

María Alejandra Maguhn

María Alejandra Maguhn
Corporate Controller

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUDSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD BETWEEN JANUARY 1st AND MARCH 31th OF THE YEAR 2002
IN HISTORIC VALUES
(Stated in Thousands of Bolivars)

	Capital stock	Retained earnings		Total stockholders' equity
		Legal reserve	Undistributed	
BALANCE AT DECEMBER 31, 2000	11.470.047	1.095.914	33.411.542	45.977.503
Net Income	-	-	4.203.468	4.203.468
Cash dividends	-	-	(4.588.018)	(4.588.018)
BALANCE AT MARCH 31, 2002	11.470.047	1.095.914	33.026.992	45.592.953

Juan Antonio Lovera
Vicepresident of Finance

María Alejandra Maguhn
Corporate Controller

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUDSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD BETWEEN JANUARY 1st AND MARCH 31th OF THE YEAR 2001
IN HISTORIC VALUES
(Stated in Thousands of Bolivars)

	Capital stock	Retained earnings – Legal reserve	Retained earnings – Undistributed	Total stockholders' equity
BALANCE AT DECEMBER 31, 2000	11.470.047	1.209.141	16.688.452	29.367.640
Net Income	-	-	16.167.832	16.167.832
Cash dividends	-	-	-	-
BALANCE AT MARCH 31, 2001	11.470.047	1.209.141	32.856.284	45.535.472

Juan Antonio Lovera
Vicepresident of Finance

María Alejandra Maguhn
Corporate Controller

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUDSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIOD BETWEEN JANUARY 1st AND MARCH 31th
IN HISTORIC VALUES
(Stated in Thousands of Bolivars)

	2002	2001
OPERATING ACTIVITIES:		
Net income	4.203.468	16.167.832
Adjustment to reconcile net income with net cash provided from operating activities:		
Minoritary interests, net	261.527	226.125
Gain on sale of investments	-	(18.352.001)
Provision for investments	499.937	21.444
Depreciation	1.164.226	1.105.785
Accrual for termination benefits	2.630.009	2.352.288
Changes in current assets and liabilities	3.893.282	(12.356.054)
Deferred charges and other assets	(27.273)	36.483
Payment of termination benefits	(2.141.779)	(2.143.691)
Other long-term accounts payable	-	-
Other liabilities and deferred credits	(29.629)	(29.610)
Net cash provided by (used in) operating activities	10.453.768	(12.971.399)
INVESTING ACTIVITIES:		
Sale Forestry proyect, net	-	16.983.000
Additions to property, plant and equipment, net	(660.807)	(753.712)
Disposal of assets	503.389	-
Net cash provided by (used in) investing activities	(157.418)	16.229.288
FINANCING ACTIVITIES:		
Decrease in short-term banks loans and overdrafts	7.650.000	3.995.000
Decrease in long-term loans	(10.806.211)	(11.651.134)
Dividends paid	(4.588.018)	-
Net cash used in financing activities	(7.744.229)	(7.656.134)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2.552.121	(4.398.245)
CASH AND CASH EQUIVALENTS		
AT BEGINING OF THE PERIOD	7.249.592	13.317.822
AT END OF THE PERIOD	9.801.713	8.919.577

Juan Antonio Lovera
Vicepresident of Finance

María Alejandra Maguhn
María Alejandra Maguhn
Corporate Controller